KPMG LLP 100 New Park Place, Suite 1400 Vaughan, ON L4K 0J3 Tel 905-265 5900 Fax 905-265 6390 www.kpmg.ca KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. Document classification: KPMG Confidential Consent of Independent Registered Public Accounting Firm The Board of Directors Organigram Holdings Inc. We consent to the use of our report dated December 19, 2023, on the consolidated financial statements of Organigram Holdings Inc. (the “Entity”) which comprise the consolidated statement of financial position of Organigram Holdings Inc. and subsidiaries as of September 30, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the thirteen month period ended September 30, 2023, and the related notes, which is incorporated by reference in this Annual Report on Form 40-F of the Entity for the fiscal year ended September 30, 2024. We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-274686) on Form F-10. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants Vaughan, Canada December 18, 2024